Room 4561

August 2, 2007

Mr. Jack Nonan
President and Chief Executive Officer
SPSS, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

      RE: SPSS, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2007
              File No. 0-22194

Dear Mr. Nonan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief